Filed Pursuant to Rule 433

Registration No. 333-207355

October 13, 2015

PRICING TERM SHEET

Santander UK Group Holdings plc

U.S.$ 1,000,000,000 2.875% Notes due 2020

Issuer:	Santander UK Group Holdings plc

Expected Issue Ratings:	Baa1 (stable) (Moody’s) / BBB (stable) (S&P) / A (positive) (Fitch)*

Status:	Senior, Unsecured

Offering Format:	SEC Registered

Form of Notes:	Registered Global Note

Aggregate Principal Amount:	$1,000,000,000.00

Trade Date:	October 13, 2015

Settlement/Issue Date:	October 16, 2015, which is the 3rd Business Day after the Trade Date

Maturity Date:	October 16, 2020

Interest Rate:	2.875% per annum (semi annual)

Interest Payment Dates:	Each April 16 and October 16, commencing on April 16, 2016 and ending on the Maturity Date

Business Day:

Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or London, England are authorized or required by law, regulation or executive order to close.

Business Day Convention:	Following Business Day Convention, unadjusted

Day Count Fraction:	30/360

Benchmark Treasury:	T 1.375% due September 30, 2020

Benchmark Price and Yield:	100-02+ / 1.359%

Spread to Benchmark:	T+155 bps

Re-offer Yield:	2.909%

Price to Public:	99.843%

Underwriting Discount:	0.350%

All-in Price:	99.493%

All-in Yield:	2.985%

Net Proceeds (before expenses):	$994,930,000.00

Agreement with Respect to the Exercise of UK Bail-in Power

Notwithstanding any other term of the notes, the indenture or any other agreements, arrangements, or understandings between the Issuer and any holder of notes, by its acquisition of the notes, each holder of notes (including each holder of a beneficial interest in the notes) acknowledges, accepts, agrees to be bound by and consents to: (a) the effect of the exercise of the UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below) whether or not imposed with prior notice, that may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of the Amounts Due (as defined below); (ii) the conversion of all, or a portion, of the Amounts Due on the notes into shares, other securities or other obligations of the Issuer or another person (and the issue to or conferral on the holders of notes of such shares, securities or obligations), including by means of an amendment, modification or variation of the terms of the notes; (iii) the cancellation of the notes; (iv) the amendment or alteration of the maturity of the notes or amendment of the amount of interest payable on the notes, or the date on which the interest becomes payable, including by suspending payment for a temporary period; and (b) the variation of the terms of the notes, if necessary, to give effect to the exercise of the UK bail-in power by the relevant UK resolution authority.

For these purposes, “Amounts Due” are the principal amount of, and accrued but unpaid interest, including any Additional Amounts (as defined in the prospectus for the offering to which this communication relates) due on, the notes. References to principal and interest will include payments of principal and interest that have become due and payable but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority.

For purposes of the notes, the “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the United Kingdom, relating to the transposition of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms as amended from time to time, including but not limited to the UK Banking Act 2009, as the same may be amended from time to time, including by the Financial Services (Banking Reform) Act 2013 (“BRRD”), and the instruments, rules and standards created thereunder, pursuant to which: (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised.

A reference to a “regulated entity” is to any BRRD undertaking as such term is defined under the PRA Rulebook promulgated by the United Kingdom Prudential Regulation Authority, as amended from time to time, which includes, certain credit institutions, investment firms, and certain of their parent or holding companies and a reference to the “relevant UK resolution authority” is to the Bank of England or any other authority with the ability to exercise a UK bail-in power.

By its acquisition of the notes, each holder of the notes (including each holder of a beneficial interest in the notes), to the extent permitted by the Trust Indenture Act of 1939, will waive any and all claims, in law and/or in equity, against the trustee for, agree not to initiate a suit against the trustee in respect of, and agree that the trustee will not be liable for, any action that the trustee takes, or abstains from taking, in either case in accordance with the exercise of the UK bail-in power by the relevant UK resolution authority with respect to the notes.

Tax Redemption:

In the event of various tax law changes that require us to pay additional amounts and other limited circumstances as described in the prospectus, we may redeem all but not some of the notes prior to maturity.

Joint Book-Running Managers:	Barclays Capital Inc., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc.

Paying Agent and Trustee:	Law Debenture Trust Company of New York

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Delivery:	DTC delivery free of payment

ISIN:	US80281LAC90

CUSIP:	80281L AC9

Expected Listing:	New York Stock Exchange

Governing Law:	The notes and the indenture will be governed by the laws of the State of New York.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.  The ratings are subject to revision or withdrawal at any time by Moody’s, S&P or Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

Santander UK Group Holdings plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Santander UK Group Holdings plc has filed with the SEC for more complete information about Santander UK Group Holdings plc and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Santander UK Group Holdings plc, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, HSBC Securities (USA) Inc. toll free at 1-866-811-8049, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, and Santander Investment Securities Inc. toll free at 1-855-403-3636.